EXHIBIT 99.1

For Immediate Release	Date: January 24, 2023
23-5-TR

Teck to Present at TD Securities Mining Conference

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) Chief Executive Officer Jonathan Price will be participating in a fireside chat at the TD Securities Mining conference on Thursday, January 26, 2023 at 8:50 a.m. Eastern/5:50 a.m. Pacific time. The investor presentation will include information on company strategy, financial performance, and outlook for the company’s business units.

The presentation will be webcast through the following link at: https://www.veracast.com/webcasts/tds/mining2023/O7v66l.cfm.

Alternatively, the webcast with supporting slides will be available on Teck’s website at: www.teck.com.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com